UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO

ANNOUNCES ACQUISITION OF
DESAROLLO DE CONCESIONES AEROPORTUARIAS, S.L.

Guadalajara, Jalisco, Mexico, April 20, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced the completion of a transaction with Spanish company Abertis Airports, S.A. (“Abertis”) for the acquisition of 100% of the shares of Spanish company Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”).

The acquisition is the result of a private and confidential bidding process among various participants, leading to an agreement with Abertis as per the press release issued by the Company on April 17, 2015. Today, GAP concluded the agreement with Abertis for the acquisition of DCA by executing the legal documents and transferring a total payment of US$ 190.8 million.

DCA has a 74.5% stake in MBJ Airports Limited (“MBJA”), the entity that operates Sangster International Airport (“MBJ”) in Montego Bay in Jamaica. Vantage Airport Group Limited (“Vantage”) holds the remaining 25.5%. Vantage is an entity incorporated in Canada by Citi Infrastructure Investors, which holds a 50% stake in Vantage, and by the airport authority that operates the Vancouver airport. Based on Vantage experience in the airport sector, we believe that the cooperation with GAP will strengthen MBJA, benefiting it in terms of its operations and profitability.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (“SCL”), which is the operator of the international terminal in Santiago, Chile until September 30, 2015.

MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 3, 2003.

For more information please visit www.aeropuertosgap.com.mx or contact :

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

Sangster International Airport is Jamaica’s main airport, located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Ríos, where 90% the island´s hotel capacity is located. During 2014, this airport served a total of 3.6 million terminal passengers, 99.0% of them international, of which 66% were passengers from the United States, 20% were from Canada and 11% were from Europe. American Airlines is the main airline carrier with 23% of the total passenger traffic, followed by Delta with 13%, Airtran with 9% and Jetblue with 8%. Other airlines that operate in this airport include: Air Jamaica, Air Canada, Allegiant Air, Frontier Airlines, British Airways, Spirit Airlines, Sun Country, Sunwing and WestJet, among others.

In November 2014, the Jamaica Airport Authority (“AAJ”) approved airport fees for the period from April 2015 to March 2016; these are updated annually to account for U.S. inflation until April 2020.

MBJA uses the U.S. dollar as its functional currency and its financials are prepared in accordance with International Financial Reporting Standards (IFRS). As a result, we expect that consolidation of MBJA’s financials with GAP’s will not require any substantial changes.

Total revenues for 2014 were US$ 59.0 million, of which 46.3% were aeronautical and 53.7% were non-aeronautical. During the 2014 period, aeronautical revenues were US$ 27.3 million.

Operating costs for 2014 were US$ 35.5 million, with an EBITDA of US$ 23.5 million, representing a margin of 39.8%. Net income for the period was US$ 13.2 million.

At December 31, 2014, MBJA had net debt in the amount of US$ 60.5 million, of which US$ 44.9 million corresponded to long-term loans from shareholders.

GAP financed 100% of the acquisition via bridge loans with external resources provided by Scotiabank Inverlat and BBVA Bancomer, which will be substituted with short and long-term loans. The following is a description of the bridge loan agreement:

Press Release	Page 2

I)	Scotiabank Inverlat, Sociedad Anónima, Institución de Banca Múltiple

Amount:	Ps. 1,091 million
Interest Rate:	28-day Equilibrium Interbank Interest Rate (TIIE) plus 57 basis points
Interest Period:	Monthly
Maturity:	Payment at the end of a 180-day period, with the option for early payment without incurring interest charges at the payment date
Commission:	0.08% payable upon signing of contract

II)	Scotiabank Inverlat, Sociedad Anónima, Institución de Banca Múltiple

Amount:	USD$95 million
Interest Rate:	Libor plus 90 basis points
Interest Period:	Monthly
Maturity:	One month
Commission:	0.08% payable upon signing of contract

III)	BBVA Bancomer, Institución de Banca Múltiple

Amount:	USD$27 million
Interest Rate:	Libor plus85 basis points
Interest Period:	Monthly
Maturity:	May 31, 2015
Commission:	0.08% payable upon signing of contract

In our opinion, the DCA acquisition contributes significant value for GAP as it adds one more airport to the Company, thereby geographically diversifying its portfolio of airports, as well as strengthening its passenger traffic, revenues, EBITDA and shareholder value.

The fundamental role of AMP in this transaction was the evaluation of operating and financial efficiencies aimed at increasing MBJA’s profitability, and as a consequence, GAP’s profitability, in addition to its involvement in the negotiation process of the transaction.

The integration of the Montego Bay Airport represents the following synergies:

➢	A concession regimen similar to GAP’s
➢	Contribution of traffic, aeronautical services and commercial revenues
➢	Contribution of value to consolidated EBITDA
➢	Passenger and airline profiles similar to that of Los Cabos and Vallarta

Press Release	Page 3

Updated Guidance 2015

Considering the positive effects expected from this acquisition, the Company also announces new 2015 guidance figures.

Traffic	18% - 20%
Aeronautical Revenue	25% - 28%
Non Aeronautical Revenue	45% - 48%
Total Revenues	31% - 34%
EBITDA	22% - 25%
EBITDA Margin	65% - 66%
Total CAPEX	Ps. 1,500 million

The above figures are estimates based on the expectations by GAP management and may change during the course of the year depending on various factors including: airline activity, domestic and international economic conditions, government regulations and any other factor that could affect GAP’s traffic figures or financial results. Please refer to our 2014 annual report for a complete list of factors that may affect our results.

EBITDA (earnings before interest, taxes, depreciation and amortization) is not a standardized method to measure performance or financial conditions in accordance with IFRS. This measure is not comparable to those used by other companies.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: April 21, 2015